# Westport Financial Services, L.L.C.

## Statement of Operations
## For the year ended December 31, 2015

| | |
|---|---:|
| **REVENUES** | |
| Commission income | $ 5,810,481 |
| Interest income | 519 |
| **TOTAL REVENUES** | 5,811,000 |
| | |
| **EXPENSES** | |
| Commission expense | 5,259,220 |
| Employee compensation and benefits | 202,477 |
| Regulatory and professional fees | 77,549 |
| Other operating expenses | 66,200 |
| **TOTAL EXPENSES** | 5,605,446 |
| **NET INCOME** | $   205,554 |

*The accompanying notes are an integral part of these financial statements.*